May 13, 2022

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549-3628

Attention:	Daniel Morris

Dietrich King

Patrick Kuhn

Joel Parker

Re:	Virgin Group Acquisition Corp. II

Registration Statement on Form S-4

File No. 333-262200

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Virgin Group Acquisition Corp. II, a Delaware corporation (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-262200), as amended, to 4:00 p.m. Eastern Time on May 16, 2022 or as soon as practicable thereafter.

The Registrant hereby authorizes Derek J. Dostal of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 or derek.dostal@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Harold Brunink
Assistant Secretary Virgin Group Acquisition Corp. II

cc:	Derek J. Dostal, Davis Polk & Wardwell LLP

Lee Hochbaum, Davis Polk & Wardwell LLP

Martin A. Wellington, Sidley Austin, LLP

Joshua G. DuClos, Sidley Austin, LLP

Sara Garcia Duran, Sidley Austin, LLP